Mail Stop 3561

July 16, 2009

<u>Via Fax & U.S. Mail</u>

Mr. James J. Murren, Chief Executive Officer
MGM Mirage
3600 Las Vegas Boulevard - South
Las Vegas, Nevada 89109

  Re: MGM Mirage
    Form 10-K for the year ended December 31, 2008
    Filed March 17, 2009
    File No. 001-10362

Dear Mr. Murren:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Linda Cvrkel
      Branch Chief